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                                                                  Exhibit (a)(5)

The following is the text of a memorandum that the registrant intends to send by e-mail on or about September 6, 2002 (the commencement of the offer to exchange) to employees entitled to participate in the offer to exchange.

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KEANE

                                                                      Memorandum

Date:    September 6, 2002

To:      Eligible Optionholders

From:    Brian T. Keane

SUBJECT: STOCK OPTIONS

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The downturn in the stock market and the resulting underwater position of many
Keane stock option grants has lessened the incentive and reward potential of the stock option award program. I have recommended and the Board of Directors has approved a course of action that I believe will restore the incentive value of our stock option program.

We are offering to holders of Keane stock options the opportunity to request that the company exchange outstanding options which were granted on or after January 1, 2000 under Keane's 1998 Stock Incentive Plan or Metro's Amended and Restated 1997 Stock Option Plan and have an exercise price of $12.00 or greater per share for new options.

The following guidelines will apply to this exchange:

Eligibility: All employees except the President and CEO who hold eligible options may participate in the program.

Exchange Terms: You will receive a new option to purchase four shares of common stock for every five shares of common stock that were issuable upon exercise of the option you surrender. The grant date of the new options will be the first business day that is at least six months and one day following the expiration of the exchange offer, which we currently expect will be April 8, 2003. The exercise price of the new options will be the closing price of a share of Keane common stock on The American Stock Exchange on the new option grant date.

Vesting: The new options granted in exchange for options issued under the Time Accelerated Restricted Stock Award Plan (TARSAP) will be vested at the time of grant to the same extent, have the same vesting schedule, accelerate upon the same company performance criteria and expire on the same dates as the old options surrendered in the offer to exchange. New options granted in exchange for old options surrendered, other than TARSAP options, will be vested at the time of grant to the same extent as the old options canceled in the option to exchange were at the time of cancellation. However, the unvested portions of the new options will have one year added to the vesting schedule (meaning that the next portion of your option will not vest until one year from the date on which it would have otherwise vested) and one year added to their expiration date.

Duration of this Offer: The offer to request that we exchange current options for replacement options under the terms outlined above expires at the close of business on October 7, 2002, unless extended.

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You must complete and sign the exchange offer election form, as instructed, and return it by the expiration date in order to be eligible to request that we exchange your option shares. If you do not complete and return the election form your options eligible for the exchange will remain in effect at their current terms and no replacement options will be issued to you. This exchange offer provides you with a one time opportunity to surrender your current eligible options for replacement options. In making your decision you should consider your own personal circumstances and the risk/reward potential of the exchange. You should consider the exercise price of your current eligible options and what the market price of Keane shares may be following the six months and one day period when the exercise price for replacement options is determined.

The exchange offer is subject to the terms and conditions of the document that accompanies this letter entitled Offer to Exchange Outstanding Stock Options, dated September 6, 2002, The Offer to Exchange contains the legal and regulatory details of this exchange offer. Included in this Offer to Exchange is a summary of Questions and Answers to help you through the decision making process. Please review the attached material carefully, consider your individual situation and make your decision.

Our goal is to build the best team in the business, made up of talented and motivated employees. We believe that this exchange offer helps to restore the incentive value of Keane's stock option program.

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